SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )*

                           CHATEAU PROPERTIES, INC.
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value
                        (Title of Class of Securities)

                                 161739 10 7
                                (CUSIP Number)

John A. Boll                                 Copies to: Charles W. Royer
c/o Chateau Properties, Inc.                            Timmis & Inman L.L.P.
19500 Hall Road                                         300 Talon Centre
Clinton Township, MI  48038                             Detroit, MI  48207
-----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               January 29, 1997
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

                             Page 1 of ____ Pages

CUSIP No. 161739 10 7                13D             Page _____ of _____ Pages
          -----------

------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John A. Boll S.S. # ###-##-####
------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [ ]
------------------------------------------------------------------------------

   3    SEC USE ONLY
------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*
        OO, BK
------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A

------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
     NUMBER OF
      SHARES                   1,289,700
                    ----------------------------------------------------------
   BENEFICIALLY          8     SHARED VOTING POWER
     OWNED BY
       EACH                    -0-
                    ----------------------------------------------------------
     REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                    1,289,700
                    ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               -0-
------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,289,700
------------------------------------------------------------------------------
  12     CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]

------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.6%
------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The filing person hereunder is John A. Boll (the "Filing Person"). The Filing Person is the sole beneficiary under both the John A. Boll Revocable Living Trust u/a/d January 16, 1987, as amended (the "Revocable Trust"), and the John A. Boll Irrevocable Trust u/a/d September 9, 1990 (the "Irrevocable Trust"). The Revocable Trust is a 50% member of The Marr Company L.L.C., a Michigan limited liability company ("Marr"). The other member of Marr is Marlene L. Boll, Trustee of the Marlene L. Boll Revocable Living Trust u/a/d December 22, 1994 (the "Marlene Boll Trust"). Marlene Boll is the Filing Person's wife and the sole beneficiary under the Marlene Boll Trust.

        The Revocable Trust and Marr are the sole partners in Chateau
Estates, a Michigan co-partnership ("Chateau"). Prior to January 29, 1997 Chateau owned 3,134,184 limited partnership interests ("OP Units") in CP Limited Partnership, a Maryland limited partnership ("CP"), and the Irrevocable Trust owned 185,023 OP Units. Of such OP Units, 834,935 owned by Chateau and all 185,023 owned by the Irrevocable Trust were exchangeable on a one for one basis for shares of Common Stock, $.01 par value per share (the "Common Stock"), in Chateau Properties, Inc., a Maryland corporation (the "Company"). Due to certain restraints relating to the Company's election to be taxed as a real estate investment trust ("REIT") under the Internal
Revenue Code of 1986, as amended, the remaining 2,299,249 OP Units owned by Chateau were not exchangeable for shares of Common Stock prior to January 29, 1997. All of the OP Units held by Chateau and the Irrevocable Trust are beneficially owned by the Filing Person. Prior to January 29, 1997, Chateau was also the direct owner of 810 shares of the Common Stock and the Filing Person in his individual capacity was the beneficial owner of 7,500 shares of Common Stock by virtue of holding exercisable options to acquire such shares.

        The Company is a party to an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, as amended through the date hereof (the "Merger Agreement"), among the Company, ROC Communities, Inc. ("ROC") and R Acquisition Sub, Inc. ("R Sub"), pursuant to which, if the transactions contemplated thereby are consummated, R Sub, a transitory subsidiary of the Company, will be merged into ROC (the "Merger Transaction"), with ROC as the survivor of such merger and with ROC stockholders receiving 13,109,941 shares of the Company's Common Stock.

        In connection with the consummation of the transactions contemplated by the Merger Agreement, the Merger Transaction was approvad by the stockholders of ROC at the ROC Stockholders' Meeting on January
28, 1997. As a result of such approval, and the satisfaction of certain other conditions, Chateau, the Irrevocable Trust and certain other holders of OP Units exchanged their OP Units for shares of Common Stock. As a result of such exchanges, the number of exchangeable OP Units owned by Chateau increased to 1,096,367, all of which Chateau exchanged for shares of Common Stock. Also at such time, the Irrevocable Trust exchanged 185,023 OP Units for shares of Common Stock. Thereafter, upon the approval of the Merger Transaction by the stockholders of the Company at the Company Stockholders' Meeting scheduled for February 11, 1997, and contemporaneously with the consummation of the Merger Transaction, the number of exchangeable OP Units owned by Chateau will increase to 2,002,840, of which Chateau will exchange 1,373,976 OP Units for shares of Common Stock. Also at such time, Chateau will purchase from the Company 442,569 shares of Common Stock for an average price per share equal to the greater of the average price paid for shares of Common Stock purchased

                               Page ___ of ____
by the Company in a share repurchase program instituted by the Company in connection with the Merger Transaction or the fair market value of the shares as of the sale date determined in good faith by the Board of Directors of the Company (which fair market value shall be the average closing price for a share of Common Stock for the two (2) most recent trading days preceding the date of consummation of the Merger Transaction). In addition, upon the effectiveness of the Merger Transaction, certain options to acquire shares of Common Stock owned by the Filing Person will vest and, as a result, the Filing Person will be the beneficial owner of 20,632 shares of Common Stock by virtue of holding exercisable options to acquire such shares.

        In addition to the foregoing transactions, the Board of Directors of the Company declared on January 2, 1997 a stock dividend and OP unit distribution (the "Dividend") of 3.26% to shareholders and OP Unit holders of record as of January 30, 1997 payable on February 21, 1997, contingent on the effectiveness of the Merger Transaction. The right to receive the Dividend was waived by the Filing Person and all other exchanging OP Unit holders with respect to the OP Units exchanged and to be exchanged by such persons. The shares and OP Units which would have been paid to such persons who waived such dividend were re-allocated to the other shareholders. Because the Filing Person did not exchange all of his OP Units, the Filing Person will still receive a dividend equal to 20,977 OP Units and 26 shares payable to Chateau.

        Assuming the completion of the Merger Transaction in accordance with the terms of the Merger Agreement, upon the completion of the Merger Transaction and the payment of the Dividend, the Filing Person will beneficially own 3,584,221 shares of Common Stock, of which 3,378,566 beneficially owned shares will be owned by Chateau (2,913,748 of which will be shares of Common Stock and 464,818 of which will be OP Units exchangeable on a one for one basis for shares of Common Stock), 185,023 beneficially owned shares will be owned by the Irrevocable Trust and 20,632 beneficially owned shares will be exercisable options for shares of Common Stock. Not included in these amounts are 220,000 OP Units which will be owned by Chateau and beneficially owned by the Filing Person but which will not be currently exchangeable for shares of Common Stock. For the three year period following the Merger, the Filing Person has agreed with Gary McDaniel, who will become the chief executive officer of the Company, to vote his Company shares in favor of the nominees for director selected by the Group
B Nominating Committee as described in the Joint Proxy Statement for the Merger Transaction.


        The Merger Agreement, the Merger Transaction and certain related transactions and matters are fully described in that certain Joint Proxy Statement of the Company and ROC filed with the Securities and Exchange Commission on December 23, 1996 together with the supplement thereto dated January 31, 1997 (the "Proxy Supplement"), which Joint Proxy Statement and Proxy Supplement are incorporated herein by reference to such filings.

Item 1.  Security and Issuer

        The Class of equity securities to which this Statement relates is the Common Stock (CUSIP No. 161739 10 7) of the Company, which has its principal executive offices at 19500 Hall Road, Clinton Township, Michigan 48038.

Item 2.  Identity and Background

        (a) John A. Boll.

        (b) Business Address - 19500 Hall Road, Clinton Township, Michigan 48038

        (c) Chairman of the Board of Directors of Chateau Properties, Inc., a company principally engaged in the rental of sites in and operation of manufactured home communities.

        (d) and (e) During the past five years, the Filing Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page ___ of ____

        (f) The Filing Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

        The funds utilized by Chateau in its purchase of the 810 shares of Common Stock directly owned by Chateau as of the date hereof represented Chateau's working capital. No portion of such funds was borrowed funds. The 3,134,184 OP Units owned by Chateau and beneficially owned by the Filing Person, which are exchangeable for the same number of shares of Common Stock, were acquired by Chateau in November, 1993 in exchange for certain manufactured home communities and other related assets. See Item 4 for additional information regarding this formation transaction. The 185,023 OP Units owned by the Irrevocable Trust and beneficially owned by the Filing Person were acquired from Chateau on December 31, 1996 in connection with the redemption by Chateau of the Irrevocable Trust's partnership interest in Chateau. The funds to be utilized by the Filing Person to purchase the 442,569 shares of Common Stock to be purchased by the Filing Person upon the consummation of the Merger Transaction will be funds borrowed from Huntington National Bank and secured by a pledge of shares of Common
Stock.

Item 4.  Purpose of Transaction

        The OP Units described in Item 3 were issued to Chateau in exchange for the contribution by Chateau of certain manufactured home communities and other assets to CP prior to the initial public offering in November, 1993 of 5,700,000 shares of Common stock by the Company. The Company is the General Partner of CP and owns a 40.8% interest in CP.

        Other than the Merger Transaction and the transactions to be completed in connection therewith (including without limitation the exchanges of OP Units by Chateau and the Irrevocable Trust and the acquisition of 442,569 shares of Common Stock by Chateau), none of Chateau, the Filing Person or the Trusts has any present plans or proposals: (a) to acquire or dispose of any shares of Common Stock; (b) for an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) for a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) for any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) for any material change in the present capitalization or dividend policy of the Company; (f) for any other material change in the Company's business or corporate structure; (g) for changes in the Company's charter or by-laws or other actions which amy impede the acquisition of control of the Company by any person; (h) to cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) to cause a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) for any action similar to any of those enumerated above.

        As described in the Joint Proxy Statement of the Company and ROC, in connection with the transactions contemplated by the Merger Agreement, the Filing Person has granted to ROC an irrevocable proxy to vote all of the shares of Chateau Common Stock owned by the Filing Person, beneficially or of record, and whether owned as of the date which such proxy was granted or thereafter acquired by the Filing Person, in favor of the Merger Transaction and the other transactions contemplated in connection therewith, which proxy is expected to be used at the Special Meeting of Chateau's stockholders on February 11, 1997, to approve the Merger Transaction and such related transactions.


                               Page ___ of ____

Item 5.  Interest in Securities of the Issuer

        (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock beneficially owned, as well as the nature of ownership, for the Filing Person as of the date hereof and, assuming the consummation of the Merger Transaction in accordance with the terms of the Merger Agreement, on the date of the consummation of the Merger
Transaction:

                             Number of shares    Number of shares
                             of Common Stock     of Common Stock
                             beneficially owned  beneficially owned
                             with sole voting    with shared voting
                             and dispositive     and dispositive        Percentage of shares
                             power               power                  beneficially owned
                             ------------------  ------------------     --------------------

As of the date hereof          1,289,700(1)          -0-                      13.6%(2)

As of the date of
consummation of
Merger Transaction             3,584,221(3)          -0-                      14.1%(4)


---------

(1) Of the 1,289,700 shares of Common Stock shown as beneficially owned by the Filing Person on the date hereof, 1,097,177 are shares of Common Stock, owned by Chateau, 185,023 are shares of Common Stock owned by the Irrevocable Trust and 7,500 are shares represented by an exercisable option to acquire such shares and 810 are shares of Common Stock owned by Chateau. Not included are an additional 2,299,249 OP Units owned by Chateau and beneficially owned by the Filing Person which are not exchangeable for shares of Common Stock on the date hereof.

(2) This percentage is based on 9,487,684 shares of Common Stock disclosed by the Company as outstanding on January 30, 1997, the record date for voting at the Chateau special meeting, in the Proxy Supplement.

(3) Of the 3,584,221 shares of Common Stock shown as beneficially owned by the Filing Person upon the completion of the Merger Transaction and the payment of the Dividend, 3,378,566 shares will be owned by Chateau (2,913,748 of which will be shares of Common Stock and 464,818 of which will be OP Units exchangeable on a one for one basis for shares of Common Stock), 185,023 will be owned by the Irrevocable Trust and 20,632 shares will be represented by an exercisable option to acquire such shares. Not included in these amounts are 220,000 OP Units which will be owned by Chateau and beneficially owned by the Filing Person which will not be exchangeable for shares of Common Stock at that time.

                               Page ___ of ____




(4) This percentage is based on the number of shares of Common Stock expected to be outstanding upon the completion of the Merger Transaction, increased by 464,818 shares of Common Stock for which the OP Units owned by Chateau will be exchangeable and by 20,632 shares which would be obtained upon exercise of an option.

        (c) Other than entering into an agreement pursuant to which the Filing Person committed to the exchange of OP Units and the acquisition of additional shares in the manner described above, no transactions have been effected in shares of Common Stock in the past 60 days by the Filing Person.

        (d)  None.

        (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        As of the date hereof, other than 185,023 OP Units owned by the Irrevocable Trust and the above-described exercisable option to acquire 7,500 shares, all of the shares beneficially owned by the Filing Person are owned directly by Chateau. Upon the effectiveness of the Merger, other than 185,023 shares of Common Stock to be owned by the Irrevocable Trust and the above-described exercisable option to acquire 20,632 shares of Common Stock, all of the shares beneficially owned by the Filing Person will be owned directly by Chateau. Ownership of shares of Common Stock owned by Chateau is attributed to the Filing Person by virtue of his interest as a beneficiary of the Revocable Trust and his interest in Marr, which are the partners in Chateau. Chateau, by virtue of its ownership of OP Units in CP, is a limited partner in CP.

        Other than as described above in connection with the Merger Agreement and the Transactions contemplated thereby (including, without limitation, the loan from Huntington National Bank to the Filing Person described in response to Item 3 and the proxy granted to ROC described in response to Item 4), the Filing Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

        The following are filed as exhibits:

        1. Amended and Restated Agreement of Limited Partnership of CP Limited Partnership(1);

        2.     Articles of Amendment and Restatement of Chateau Properties,
               Inc.(1);

        3.     Partnership Agreement of Chateau Estates(2);


                               Page ___ of ____

        4. Power of Attorney of John A. Boll authorizing execution of reports required to be filed under the Securities and Exchange Act of 1934(3);

        5. Joint Proxy Statement of the Company and ROC, dated December 24, 1996(4); and

        6.     Proxy Supplement of Chateau dated January 31, 1997(4).

        7. Loan Agreement and related agreement between the Filing Person and Huntington National Bank to be dated as of February ,1997 (to be filed by amendment).

(1) Incorporated by reference to the Exhibits filed with the Company's Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 10, 1993 (Commission filed no. 33-69150).

(2) Incorporated by reference to the Exhibits filed with the Filing Person's Schedule 13D filed with the SEC on October 11, 1994.

(3) Incorporated by reference to the Exhibit filed with an Amendment to a Report on Form 3 by the Filing Person filed with the SEC on February 14, 1994.

(4) Filed with the SEC as part of a Registration Statement on Form S-4 (1933 Act No. 333-18807).

                                  Signature
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                 JOHN A. BOLL



Dated:  February 7, 1997          By:/s/ Charles W. Royer
                                     --------------------------------------
                                          Charles W. Royer, Attorney-in-Fact


                               Page ___ of ____